

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 12 2011

<u>Via E-mail</u>
Robin L. Washington
Senior Vice President
        And Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

**Re: Gilead Sciences, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 28, 2011
        Form 10-Q for the Period Ended March 31, 2011
        Filed May 9, 2011
        File No. 000-19731**

Dear Ms. Washington:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief